INVEST IN **VALORABIEN INC**

The one-stop-app integrating the world's main markets for a seamless shopping experience

PITCH VIDEO INVESTOR PANEL


The future of the shopping is now
Valorabien

valorabien.com Nassau DE

Food Technology Retail App Marketplace

LEAD INVESTOR



Luis Fernando Tello Camacho

Valorabien is a smart idea with limitless potential in the market of online shopping and delivery for any kind of product. Every investment is about the team and Valorabien is no different. Giancarlo has taken as his mission to give an extraordinary experience in the way people buy and companies sell online, there's no other platform like Valorabien. While each one of the world's main marketplaces is only looking inside and closing its virtual borders, Valorabien is designed to open up these borders to improve the shopping experience for users, increase sales for vendors, and offer a seamless integration for all the marketplaces in a way that will also add to their bottom lines, while they are gearing up to be in the Metaverse and further simplify the user's shopping experience. Giancarlo is well equipped to make this company successful.

Invested $1,000 this round

Highlights

1. 🚀 AI to seamlessly connect buyers with the right product

2. 🔥 We are gearing up to be in the Metaverse and simplify the user's shopping from any mobile

2. 🔥 We are gearing up to be in the Metaverse and simplify the user's shopping from any mobile

3. 🏆 Businesses leverage marketplace integration and AI to improve their product discoverability, find and keep new buyers

4. 📈 Valorabien's METASEARCH platform is the world's first marketplace for financial data offered by global Credit Bureaus

5. 🤝 500+ new Valorabien users registered and thousands of interaction during one month with minimalist marketing efforts

6. 📱 Valorabien and our CEO have been accepted and are enrolled in the prestigious accelerator program NEWCHIP

7. ⏱️ Company's Advisory Board comprised of industry leaders in the banking, retail, accounting, and social media sectors

8. Tapping into the world's fastest growing e-commerce region: Latin America, which experienced 37% growth in online sales

Our Team



Giancarlo Castillo Ghiotto Founder & CEO

6+ years leading teams in Global companies, 5+ years working in top banks of LATAM, 4+ years in design prototypes to test UX/UI, 3+ years leading developer teams and 3+ years worked at the 1st microfinance of LATAM

> Technology advances day by day, and although it is very helpful to us, it can also be frustrating, since the entire offer is divided into multiple platforms. That is why we have created Valorabien, where we connect you with the market in an intelligent and simple way



Gisella Castillo Founder and CFO

10+ years of experience in the healthcare industry and Founder of Matchpets.com, the first marketplace of pets in LATAM. She is a designer of her own brand and line of fashion. For she, nothing is impossible with deeply committed to caring dreams



Sebastian Cuenca Advisory Board - Marketing

Digital Marketing & Product Manager - General Assembly. New York, USA. Founder of LimaTech, a Digital Marketing school for entrepreneurs. Specialist in Instagram and Facebook for Business. Worked as a consultant in Peru, Panama, the US and Ecuador



Lorena Mesones Advisory Board - Legal

Lawyer with 6+ years of experience in banking regulation. MBA from Westfield Business School. Deputy Manager of Corporate Legal Regulation at Mibanco, Banco de la Microempresa S.A. since 2021. Previously, lawyer at Bancolombia and Compartamos

VALORABIEN

Ending the Self-Imposed Borders in the World of e-Commerce

The world has a wealth of extremely powerful marketplaces that sell billions of

The world has a wealth of extremely powerful marketplaces that sell billions of dollars per year—but which are all limited by online borders that each platform and brand impose on themselves to ensure customer retention. While this could make sense from a branding point of view, these platforms are making shopping and selling needlessly difficult for consumers and businesses—which in turn creates a plateau even for the profits they make.


Valorabien

These borders force consumers to visit multiple platforms and it keeps cart abandonment rates high. They require users to choose only a few apps their devices can support and to jump from one to another, giving up from buying in the process. Businesses also need to struggle to be present in multiple platforms and use third-party apps to create more efficient integrations that the world's leading marketplaces don't natively support. At Valorabien, we're committed to opening up these borders.

The AI-Powered Integrated Marketplace for the World's Marketplaces

Valorabien uses AI and metadata to create an optimized one-stop-app that is a win-win for consumers, businesses, and even for the world's leading marketplaces:


Do a metasearch
What product do you need today so that VALORABIEN can help you find it?
BUY NOW
DELIVERY


Users
Marketplace, e-commerce and more
Valorabien metasearch engine

- As a one-stop-app, Valorabien integrates all of the world's leading e-commerce and marketplace operators and their listings, allowing users to find and buy everything they need from one app.
- Valorabien increases shopping trust and improves the customer experience by supporting only verified providers of physical products, such as groceries, and financial products, such as loans.
- Anything from bananas to a laptop to a loan for a car can be found in what will become the Integrated Marketplace of the world's marketplaces.
- Credible and verified businesses find a lower entry point and a simplified way of listing and selling their products in multiple industries.
- AI and MetaSearch are used to match the user's profile and preferences with suggested products that create a seamless and efficient buying experience—and that make product discoverability more efficient for businesses listing them
- Valorabien is available on desktop and on mobile devices with an iOS and an Android version, offering a simple, intuitive, and rewarding user experience for buyers of all ages—tapping into multiple demographics

Making it Personal is Making it Better

As an AI-powered platform, Valorabien is designed to assist users in finding exactly what they want and in making meaningful connections with the vendors they want to find. By using MetaSearch, the platform personalizes the user experience connecting vendors from multiple industries with the right buyers.


Do a metasearch
What product do you need today so that VALORABIEN can help you find it?


BRAND

By making this experience personalized, Valorabien doesn't overwhelm customers with offers that only result in lower sales—instead, buyer and seller matching and discoverability lead to an overall better result for both parties: the buyer feels rewarded by an optimized shopping experience and the vendor increases sales and brand loyalty.

No to Extra Costs, Yes to Special Discounts

Valorabien takes lengthy and inefficient price comparisons away from the equation. The in-platform shopping experience doesn't bring any extra costs: the buyer is assured to find transparent prices at no additional fees. The experience is further improved with special discounts for users offered by Valorabien to reward them for being active members of the community.


Other apps
Valorabien
Valorabien

Into the Metaverse and Beyond

Valorabien is also designed to integrate with the fast development of the Metaverse as a reality we're already living in. We're gearing up the platform to intuitively enter people's increasingly virtual lives—exploring the tremendous potential of driving sales and helping brands and vendors to sell more and be discovered in this brave new universe in which people are increasingly spending more time.




Valorabien



In the image, we are showing how the Metaverse Mall of Valorabien that we are building is looking and where users can choose an avatar and visit stores, maintaining the experience of going to a Mall.

How It Works: Two Apps, One Powerful e-Commerce Solution

Valorabien has two digital platforms:


B2B2B2
Business
Business
Business
B2B2C
Valorabien


Business
Business
Customer

- **Valorabien for People:** Users can download the B2C Android or iOS app and enjoy the features of the world's greatest and most efficient marketplace of B2B2C—find and buy any product directly from any available provider without having to leave the app.
- **Valorabien for Business:** Vendors can use the B2B web application to offer their products in an optimized way, enjoying streamlined product and brand discovery, and increasing sales by directly offering customers an improved and personalized shopping experience.

> ***Both platforms are natively connected, each one designed to facilitate solutions for either buyers or sellers, but integrated in a way that allows consumers to buy better and brands to grow their sales and keep higher customer retention rates.***

Traction: e-Commerce and Financial History in the Making

- Valorabien is currently established as a legal company in 3 countries: US, Peru, and Colombia
- We currently hold agreements with international companies such as Equifax, Experian, Circulo de Credito, SecurEx, and other large operators
- In less than 3 months after the launch, Valorabien has reached more than 1,000 registered users, followed by 2,000+ more in the 2 subsequent months—with minimalist marketing efforts thus far
- Current Valorabien users have consistently reviewed our app in a clearly positive way in the App Store—where Valorabien has a score higher than 4 out of 5.


Countries


1000+
in less than
3 MONTHS

Our Business Model: Profiting from Long-Term Relationships

Valorabien is built to lead and last, which is why we're interested in investing and profiting from long-term win-win relationships with our partners.


Valorabien
Sale

- Valorabien earns a commission from leads and sales generated by our platform
- Each commission depends on the type of business and product of our partners
- We use a reasonably priced commission system that adds value to each vendor and allows us to establish mutually profitable long-term relationships
- While we carefully vet and verify vendors, Valorabien is designed to allow multiple up-and-coming and new brands to find a welcoming marketplace that empowers them to succeed

Other Special Edges

Valorabien is also uniquely positioned to profitably disrupt the world of online sales by:


Discounts for birthday and special dates
Users can request a loan from multiples providers
Well-paid currency exchange
Shopping experience with Siri
Businesses will be able to request loans from multiples providers
Validate the financial eligibility of users and businesses

- Leveraging each user's important dates (such as birthdays and anniversaries) to facilitate a relevant shopping experience with special discounts that also drives more sales for vendors
- Users can request a loan from multiple financial marketplaces or from a preferred bank—all from the same platforms
- Users can do seamless and well-paid currency exchanges—from the app
- The shopping experience will just like talking to Siri—the user tells Valorabien what she wants, and Valorabien returns the best result for a 360º improved experience
- Businesses will be also be able to request loans from multiple financial providers and marketplaces—and find different pre-approved options
- Valorabien taps into data from transnational credit bureaus to validate the financial eligibility of users and businesses for loans and financing operations

> *In other words, users and businesses can find, buy, sell, and even finance products and other requirements all in one app that integrates all of the world's most important marketplaces and product and service providers.*

Leveraging the Power of our Seasoned Advisory Board

You'll feel encouraged to know that Valorabien's Advisory Board includes leaders who have worked or consulted for the most reputed corporations in the world, and even more so in Latin America. Our Advisory Board Members help us to lead

the company towards a thriving future of success, based on sound and seasoned strategic and tactical insights.

These are some of the top international corporations where our Advisory Board Members have worked with:

- BBVA: One of the world's Top 25 banking brands, as per The Banker (FT Group)
- Bancolombia: Consistently leading the ranking of the best banks in Colombia, with total AUM of USD 275.76B
- Ernst & Young: One of the world's Big Four Accounting Firms and top professional services networks
- PricewaterhouseCoopers: The second-largest professional services network in the world and one of the world's Big Four Accounting Firms

This is Our Offer to You

We're on a mission to change the way people buy and businesses sell online. Valorabien is e-commerce 10.0. There's no other platform like ours. While each one of the world's main marketplaces is only looking inside and closing its virtual borders, Valorabien is designed to open up these borders to improve the shopping experience for users, increase sales for vendors, and offer a seamless integration for all the marketplaces in a way that will also add to their bottom lines.

- For you, as a Valorabien investor, that will mean owning a share of every purchase and sale that the brave new world of e-Commerce and the coming potential of online shopping in the Metaverse holds.